INDEGLIA | CARNEY A Professional Corporation

E-Mail:	greg@indegliacarney.com
File No.:	10005.02

October 20, 2011

Pamela A. Long
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-6010

Re:	HII Technologies, Inc.
Registration Statement on Form 10
Filed September 14, 2011
File No. 000-30291

Dear Ms. Long:

On behalf of our client, HII Technologies, Inc., a Delaware corporation (the “Company”), we are filing herewith an Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form 10 filed with the Securities and Exchange Commission (the “Commission”) on September 14, 2011 (the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated October 11, 2011 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

General

1.
Please note that this registration statement will automatically become effective 60 days from September 14, 2011, the date on which it was first filed with the Commission. See Section 1 2(g)(1) of the Exchange Act. Upon effectiveness, you will become subject to the Exchange Act reporting requirements. As a result, you may wish to consider voluntarily withdrawing your registration statement until such time that you have adequately addressed all of our comments.

Response:  The Staff’s comment is noted.

Item 1. Business, page 2

2.
Please provide a more fulsome discussion of your prior operations, products and services, and how they are different from the new business you are trying to develop. In this regard, it appears from existing disclosure that the subsidiaries whose assets and operations you sold in 2008 and 2011 already had operations in oilfield machinery and industrial valve manufacturing. Clarify what oilfield products and services you intend to supply and explain what down hole tools and industry related technologies are. We note that you have included a discussion of the “Global Oil Field Services” industry beginning on page 6, but it is unclear where your anticipated products and services fit in to the industry, or which types of companies you expect to compete with.

1900 Main Street | Suite 300 | Irvine, CA 92614
Phone 949.861.3321 | Fax 949.861.3324
Email info@indegliacarney.com | www.indegliacarney.com

Pamela A. Long
Securities and Exchange Commission
Division of Corporate Finance
October 20, 2011

Response:  In response to the Staff’s comment, the disclosure has been revised as requested.

3.
Please elaborate on the circumstances that led you to sell Shumate and Hemiwedge in 2008 and 2011. Please also include an management’s analysis of these operations and the trends, events and uncertainties that impacted them in MD&A, particularly as it appears that the operations you intend to develop are in the same industry and may be affected by similar trends, events and uncertainties as your former operations.

Response:  In response to the Staff’s comment, the disclosure has been revised as requested.

Points of Operation, page 11

4.	Please revise your disclosure under this heading in light of your indication on page 23 that your lease of the Conroe facility was terminated on August 10, 2011.

Response:  In response to the Staff’s comment, the disclosure has been revised as requested.

Item 5. Directors and Executive Officers, page 24

5.
Please discuss the specific experience, qualifications, attributes or skills that led you to the conclusion that each member of your board should serve as a director at this time, in light of your business and structure. See Item 401(e) of Regulation S-K.

Response:  Per the Staff’s comment, the requisite disclosure has been included.

Involvement in Certain Legal Proceedings, page 25

6.
Please revise your disclosure to confirm, if true, that other than Mr. Flemming’s participation with the Excalibur entities and their 2004 and 2005 bankruptcies, none of your directors, nominees for director, or executive officers were involved in any of the legal proceedings described in Item 401(f) of Regulation S-K during the last 10 years. Your current disclosure refers to the past five years.

Response:  In response to the Staff’s comment, the disclosure has been revised as requested.

Item 6. Executive Compensation, page 29 Compensation of Directors, page 31

7.
Your disclosure in the paragraph immediately following your directors compensation table indicates that Mr. Womak in fact received $25,000 in cash for director fees. Please revise the compensation table to reflect this amount or explain to us why doing so would be inappropriate.

Pamela A. Long
Securities and Exchange Commission
Division of Corporate Finance
October 20, 2011

Response:  In response to the Staff’s comment, the disclosure has been revised as requested.

Market Information, page 33

8.
We note your disclosure that your securities are not currently listed on an exchange or reported on any over the counter quotation service, but that your common stock was quoted on OTCBB until your registration was revoked in February 2011. In view of this disclosure, please provide additional detail as to the reasons for the revocation, explain why you are registering your securities under the Exchange Act at this time, and disclose whether you intend to seek quotation on the OTCBB again.

Response:  In response to the Staff’s comment, the disclosure has been revised as requested.

Financial Statements

General

9.	Please consider the updating requirements of Rule 8-08 of Regulation S-X when amending your Form 10 to address the comments in this letter.

Response:  The Staff’s comment is noted.

Consolidated Statements of Operations, page 49

10.	Please revise your caption “Loss before discontinued operations” to say “Income (Loss) before discontinued operations” instead.

Response:  In response to the Staff’s comment, the disclosure has been revised as requested.

Note 13. Subsequent Events, page 67

11.
Please disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Please refer to ASC 855-10-50-1.

Response:  In response to the Staff’s comment, the disclosure has been revised as requested.

Pamela A. Long
Securities and Exchange Commission
Division of Corporate Finance
October 20, 2011

On behalf of the Company, please be advised that the Company has endeavored to respond fully to each of the staff’s comments.  The Company acknowledges and understands that any comment from the Staff regarding these issues would not be binding and would not commit the staff in any manner.  Further, the Company acknowledges in a separate letter of even date herewith that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by

•	the Commission or any person under the federal securities laws of the United States.

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment.  You can contact the undersigned at (949) 679-9560.  Thank you in advance for your courtesy and cooperation.

Very truly yours, INDEGLIA | CARNEY /s/ Gregory R. Carney Gregory R. Carney

cc:	Matthew C. Flemming